File No. 70-____


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         ------------------------------

                                    FORM U-1
                         -------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                   and address of principal executive office)

                                      * * *


                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                    (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                 A. A. Pena, Senior Vice President and Treasurer
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215

                         Susan Tomasky, General Counsel
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)



ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

      American Electric Power Company, Inc. ("AEP") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").

                          Summary of Existing Authority

           Pursuant to File No. 70-9729 and by order dated April 20, 2001 (HCAR No. 27382), the Commission authorized AEP to organize and acquire all of the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions through June 30, 2004, involving the issuance and sale of up to $1.5 billion unsecured (cash proceeds to AEP) in any combination of preferred securities, debt securities, interest rate hedges, anticipatory hedges, stock purchase contracts and stock purchase units, as well as stock issuable under the stock purchase contracts and stock purchase units. AEP has issued $1.25 billion debt under this Order. The Commission further authorized AEP to effect directly such financing transactions involving preferred securities, debt securities, stock purchase contracts or stock purchase units. By supplemental order dated May 29, 2001 (HCAR No. 27408) the Commission released jurisdiction and authorized the use of proceeds of the financings authorized in HCAR No. 27382 for investment in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs").

                        Request For Additional Authority

           AEP proposes to organize and acquire all of the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting various financing transactions from time to time through June 30, 2004 involving the issuance and sale of up to an aggregate of $3.0 billion (cash proceeds to AEP) in any combination of Common Stock, Preferred Securities, Debt Securities, Stock Purchase Contracts and Stock Purchase Units, as well as its common stock issuable pursuant to such Stock Purchase Contracts and Stock Purchase Units, all as defined below and described herein. AEP further proposes that it may effect directly (i.e., without the Financing Subsidiary) any such transaction involving Common Stock, Preferred Securities, Debt Securities, Stock Purchase Contracts or Stock Purchase Units as described herein, provided that AEP shall not issue any secured indebtedness. AEP will not publicly issue unsecured indebtedness or Preferred Securities pursuant to this File unless it has maintained at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. No Finance Subsidiary or Special Purpose Subsidiary, as defined below, shall acquire or dispose of, directly or indirectly, any interest in any Utility Asset, as that term is defined under the Act. Additionally, AEP's forecasted cash flow analysis and capitalization forecast for the next two years (attached hereto as Exhibit C), which forecasts assume the issuance of $1 billion of common stock out of the $3.0 billion total financing authority requested herein, indicate that it is expected that AEP's common equity will remain above 30% of its consolidated capitalization for each time period set forth in Exhibit C.

      Financing Subsidiary

      1.1 AEP will acquire all of the outstanding shares of common stock or other equity interests of the Financing Subsidiary for amounts (inclusive of capital contributions that may be made from time to time to the Financing Subsidiary by AEP) aggregating up to 35% of the total capitalization of the Financing Subsidiary (i.e., the aggregate of the equity accounts and indebtedness of the Financing Subsidiary). Such investment by AEP will not in any event be less than the minimum required by any applicable law. The business of the Financing Subsidiary will be limited to effecting financing transactions for AEP and its affiliates. In connection with such financing transactions, AEP will enter into one or more guarantee or other credit support agreements in favor of the Financing Subsidiary. Effecting financings through the Financing Subsidiary would have the benefit of better distinguishing securities issued by AEP to finance its investments in non-core businesses from those issued to finance its investments in core business operating companies. A separate Financing Subsidiary may be used by AEP with respect to different types of non-core businesses.

      Preferred Securities

      1.2 In connection with the issuance of Preferred Securities (as hereinafter defined), AEP or the Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of
(a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by AEP, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by AEP, (c) a business trust under the laws of the State of Delaware or other jurisdiction considered advantageous by AEP, or (d) any other entity or structure, foreign or domestic, that is considered advantageous by AEP. The special purpose subsidiaries to be so organized are hereinafter referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries". In the event that any Special Purpose Subsidiary is organized as a limited liability company, AEP or the Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Investment Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests so as to comply with any requirement under the applicable LLC Act that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, AEP or the Financing Subsidiary also may organize an Investment Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will at all times have a limited partner to the extent required by applicable law.

      The respective Special Purpose Subsidiaries then will issue and sell to public or private investors at any time or from time to time unsecured preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation preference per security.

      1.3 AEP, the Financing Subsidiary and/or an Investment Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Special Purpose Subsidiary (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by AEP, the Financing Subsidiary and/or an Investment Sub being herein referred to as the "Equity Contribution"). The Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, the Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to the Financing Subsidiary (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of the Preferred Securities by such Special Purpose Subsidiary from time to time, and the Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings.

      1.4 AEP or the Financing Subsidiary also proposes to guarantee (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary, and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. AEP's credit would support any such Guaranty by the Financing Subsidiary.

      1.5 Each Note will have a term of up to 50 years. Prior to maturity, the Financing Subsidiary will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate which may be reset by auction, remarketing, put or call features, a formula or formulae based upon certain reference rates and/or by other predetermined methods. Such interest payments will constitute each respective Special Purpose Subsidiary's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock or the general partnership or other common equity interests of such Special Purpose Subsidiary. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Special Purpose Subsidiary issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, the Financing Subsidiary may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Special Purpose Subsidiary will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Special Purpose Subsidiary's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Note issued by the Financing Subsidiary with respect thereto. The Preferred Securities may be convertible or exchangeable into common stock of AEP.

      1.6 The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of the Financing Subsidiary (or AEP, as the case may be) and may have no cross-default provisions with respect to other indebtedness of the Financing Subsidiary (or
AEP), i.e., a default under any other outstanding indebtedness of the Financing Subsidiary (or AEP) would not result in a default under any Note or Guaranty. However, AEP and/or the Financing Subsidiary may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

      1.7 It is expected that the Financing Subsidiary's interest payments on the Notes will be deductible for federal income tax purposes and that each Special Purpose Subsidiary will be treated as either a partnership or a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and AEP (and any Investment Sub) will be deemed to have received distributions in respect of their ownership interests in the respective Special Purpose Subsidiary and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Special Purpose Subsidiary issuing such series (with the consent or at the direction of AEP) at a price equal to their par or stated value or liquidation preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that (x) such Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Special Purpose Subsidiary, or (y) it is determined that the interest payments by the Financing Subsidiary on the related Notes are not deductible for income tax purposes, or
(z) such Special Purpose Subsidiary becomes subject to regulation as an "investment company" under the Investment Company Act of 1940. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. The Financing Subsidiary also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Special Purpose Subsidiary for the Notes or other junior subordinated debt issued to such Special Purpose Subsidiary.

      In the event that any Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Special Purpose Subsidiary may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Special Purpose Subsidiary will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, the Financing Subsidiary's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Special Purpose Subsidiary is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, the Financing Subsidiary may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Special Purpose Subsidiary, after the payment of such taxes, shall result in the Special Purpose Subsidiary's having such funds as it would have had in the absence of such payment of taxes.

      1.8 In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of the Preferred Securities of such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

      1.9 The constituent instruments of each Special Purpose Subsidiary, including its Limited Liability Company Agreement, Limited Partnership Agreement or Trust Agreement, as the case may be, will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to the Financing Subsidiary or Investment Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities. Accordingly, it is proposed that no Special Purpose Subsidiary's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Special Purpose Subsidiary to maintain an appropriate capital structure.

      Each Special Purpose Subsidiary's constituent instruments will further state that its common stock or general partnership or other common equity interests are not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by AEP, the Financing Subsidiary and/or its Investment Sub (or permitted successor), and that AEP or the Financing Subsidiary (or permitted successor) will pay all expenses of such Special Purpose Subsidiary.

      1.10 The distribution rate to be borne by the Preferred Securities and the interest rate on the Notes will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies. Current market conditions suggest the costs for issuing long-term indebtedness with a three to five year maturity are less than or equal to the costs for issuing short-term indebtedness over the same time period.

      Debt Securities

      1.11 AEP proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, AEP and/or the Financing Subsidiary may issue and sell Notes directly to public or private investors without an intervening Special Purpose Subsidiary. It is proposed that any Notes so issued will be unsecured, may be either senior or subordinated obligations of AEP or the Financing Subsidiary, as the case may be, may be convertible or exchangeable into common stock of AEP or Preferred Securities, may have the benefit of a sinking fund, may have a term of up to 50 years, may have fixed or adjustable rates of interest which may be reset by predetermined methods such as auction, remarketing, put or call features and/or a formula or formulae based upon certain reference rates and otherwise will have terms and provisions substantially as described hereinabove (the "Debt Securities"). Debt Securities of the Financing Subsidiary will have the benefit of a guarantee or other credit support by AEP. AEP will not issue the Debt Securities, either directly or through the Financing Subsidiary, unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt. Current market conditions suggest the costs for issuing long-term indebtedness with a three to five year maturity are less than or equal to the costs for issuing short-term indebtedness over the same time period.

      1.12 The interest rate on the Debt Securities will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

      Stock Purchase Contracts, Stock Purchase Units and Common Stock

      1.13 It is proposed that AEP or the Financing Subsidiary may issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from AEP and/or AEP to sell to the holders, a specified number of shares or aggregate offering price of AEP common stock at a future date. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of AEP and/or debt obligations of nonaffiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of AEP under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

      1.14 It is further proposed that AEP may issue and sell its common stock ("Common Stock") other than as a component or in satisfaction of a Stock Purchase Contract or Stock Purchase Unit ("Direct Sales") (i) through solicitations of proposals from underwriters or dealers; (ii) through negotiated transactions with underwriters or dealers; (iii) directly to a limited number of purchasers or to a single purchaser; and/or (iv) through agents. The price applicable to shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions. AEP is authorized under its restated articles of incorporation to issue 600,000,000 shares of common stock ($6.50 par value), of which 322,024,714 were issued and outstanding as of February 1, 2001. As of September 30, 2001, AEP's consolidated capitalization consisted of 63.0% indebtedness, 0.7% preferred stock, 1.3% mandatorily redeemable preferred securities and 35.0% common equity.

      For purposes of determining compliance with the financing limitation set out herein, with respect to Direct Sales Stock Purchase Contracts and/or Stock Purchase Units, cash proceeds to AEP at time of issuance shall count against the financing limitation.

      Interest Rate Hedges

      1.15 AEP requests authorization for it and/or the Financing Subsidiary to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service. Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. AEP and/or the Financing Subsidiary will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

      Anticipatory Hedges

      1.16 In addition, AEP requests authorization for it and/or the Financing Subsidiary to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. AEP and/or the Financing Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. AEP may decide to lock in interest rates and/or limit its exposure to interest rate increases. AEP represents that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. AEP will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.1

      Use of Proceeds

      1.17 The proceeds of any financing by the Financing Subsidiary or any Special Purpose Subsidiary will be remitted, paid as a dividend, loaned or otherwise transferred to AEP or its designee. The proceeds of the Preferred Securities, Debt Securities, Stock Purchase Contracts and Stock Purchase Units will be used to acquire the securities of associate companies and interests in other businesses, including interests in EWGs and FUCOs, or in any transactions permitted under the Act and for other general corporate purposes, including the reduction of short-term indebtedness. No proceeds will be used to purchase generation assets currently owned by AEP or any affiliate unless such purchase has been approved by order of this Commission pursuant to File No. 70-9785 or other similar applications. AEP had approximately $3.6 billion outstanding short-term indebtedness as of September 30, 2001. AEP represents that no financing proceeds will be used to acquire the equity securities of any company or any interest in other businesses unless such acquisition has been approved by the Commission in this proceeding or in File No. 70-9353 or is in accordance with an available exemption under Sections 32, 33 and 34 of the Act or Rule 58 under the Act. AEP does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

      The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $8 million. Underwriting discounts and commissions will not exceed 7% of the amount of the securities issued. The prospectus supplement relating to each offering will reflect the actual expenses based upon the amount of the related offering.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      The requested increase in financing authority is subject to Sections 6 and 7 of the Act and Rule 54 thereunder.

      Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a) and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.

      Rule 53(a)(1) At September 30, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.547 billion, or about 48.0% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2001 ($3.225 billion).

      Rule 53(a)(2) Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).

      Rule 53(a)(3) No more than 2% of the employees of the electric utility subsidiaries of AEP will, at any one time, directly or indirectly, render services to any FUCO.

      Rule 53(a)(4) AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility subsidiaries.

      Rule 53(b) (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four quarters ended September 30, 2001 ($3,225,000,000) represented a decrease of approximately $285,000,000 (or 8.8%) in the average consolidated retained earnings from the four quarters ended September 30, 2000 ($3,510,000,000); and (iii) for the fiscal year ended December 31, 2000, AEP did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

      AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.

ITEM 4.  REGULATORY APPROVAL

      No State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) has jurisdiction over the proposed transaction.

ITEM 5.  PROCEDURE

      It is requested that the Commission issue its order on or before December 31, 2001. Applicant hereby (i) waives a recommended decision by a hearing officer; (ii) waive a recommended decision by any other responsible officer or the Commission; (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

      The following are financial statements and exhibits filed as a part of this application.

      (a)  Exhibits

           C Cash flow analysis and capitalization forecast with a request for confidential treatment

           F    Opinion of Counsel (to be filed by amendment)

           G    Draft Notice

(b)   Financial Statements

      Consolidated balance sheet of AEP at September 30, 2001. (Designated in AEP's Form 10-Q for the period ended September 30, 2001, File No. 1-3525.)

      Statements of income and cash flows of AEP at September 30, 2001. (Designated in AEP's Form 10-Q for the period ended September 30, 2001, File No. 1-3525.)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves. No federal agency has prepared or, to AEP's knowledge, is preparing an EIS with respect to the proposed transaction.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                     AMERICAN ELECTRIC POWER COMPANY, INC.


                           By: /s/ Geoffrey S. Chatas
                                 Geoffrey S. Chatas
                                 Assistant Treasurer

Dated:  December 18, 2001



                                                                       Exhibit G


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /December   , 2001


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In the Matter of                        :
                                        :
AMERICAN ELECTRIC POWER COMPANY, INC.   :
1 Riverside Plaza                       :
Columbus, Ohio 43215                    :
                                        :
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      American Electric Power Company, Inc. ("AEP") a holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), has filed an application-declaration (the "Application") under Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the Act and Rules 42, 45, 46 and 53
thereunder.

      AEP proposes to organize and acquire all of the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting various financing transactions from time to time through June 30, 2004 involving the issuance and sale of up to an aggregate of $3.0 billion (cash proceeds to AEP) in any combination of Common Stock, Preferred Securities, Debt Securities, Stock Purchase Contracts and Stock Purchase Units, as well as its common stock issuable pursuant to such Stock Purchase Contracts and Stock Purchase Units, all as defined below and described herein. AEP further proposes that it may effect directly (i.e., without the Financing Subsidiary) any such transaction involving Common Stock, Preferred Securities, Debt Securities, Stock Purchase Contracts or Stock Purchase Units as described herein, provided that AEP shall not issue any secured indebtedness. AEP will not publicly issue unsecured indebtedness or Preferred Securities pursuant to this File unless it has maintained at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. No Finance Subsidiary or Special Purpose Subsidiary, as defined below, shall acquire or dispose of, directly or indirectly, any interest in any Utility Asset, as that term is defined under the Act. Additionally, AEP's forecasted cash flow analysis and capitalization forecast for the next two years (attached hereto as Exhibit C), which forecasts assume the issuance of $1 billion of common stock out of the $3.0 billion total financing authority requested herein, indicate that it is expected that AEP's common equity will remain above 30% of its consolidated capitalization for each time period set forth in Exhibit C.

Financing Subsidiary

      AEP will acquire all of the outstanding shares of common stock or other equity interests of the Financing Subsidiary for amounts (inclusive of capital contributions that may be made from time to time to the Financing Subsidiary by
AEP) aggregating up to 35% of the total capitalization of the Financing Subsidiary (i.e., the aggregate of the equity accounts and indebtedness of the Financing Subsidiary). Such investment by AEP will not in any event be less than the minimum required by any applicable law. The business of the Financing Subsidiary will be limited to effecting financing transactions for AEP and its affiliates. In connection with such financing transactions, AEP will enter into one or more guarantee or other credit support agreements in favor of the Financing Subsidiary. Effecting financings through the Financing Subsidiary would have the benefit of better distinguishing securities issued by AEP to finance its investments in non-core businesses from those issued to finance its investments in core business operating companies. A separate Financing Subsidiary may be used by AEP with respect to different types of non-core businesses.

Preferred Securities

      In connection with the issuance of Preferred Securities (as hereinafter defined), AEP or the Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by AEP, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by AEP,
(c) a business trust under the laws of the State of Delaware or other jurisdiction considered advantageous by AEP, or (d) any other entity or structure, foreign or domestic, that is considered advantageous by AEP. The special purpose subsidiaries to be so organized are hereinafter referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries". In the event that any Special Purpose Subsidiary is organized as a limited liability company, AEP or the Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Investment Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests so as to comply with any requirement under the applicable LLC Act that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, AEP or the Financing Subsidiary also may organize an Investment Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will at all times have a limited partner to the extent required by applicable law.

      The respective Special Purpose Subsidiaries then will issue and sell to public or private investors at any time or from time to time unsecured preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation preference per security.

      AEP, the Financing Subsidiary and/or an Investment Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Special Purpose Subsidiary (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by AEP, the Financing Subsidiary and/or an Investment Sub being herein referred to as the "Equity Contribution"). The Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, unsecured subordinated debentures, unsecured promissory notes or other unsecured debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, the Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to the Financing Subsidiary (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of the Preferred Securities by such Special Purpose Subsidiary from time to time, and the Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings.

      AEP or the Financing Subsidiary also proposes to guarantee (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary, and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. AEP's credit would support any such Guaranty by the Financing Subsidiary.

      Each Note will have a term of up to 50 years. Prior to maturity, the Financing Subsidiary will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate which may be reset by auction, remarketing, put or call features, a formula or formulae based upon certain reference rates and/or by other predetermined methods. Such interest payments will constitute each respective Special Purpose Subsidiary's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock or the general partnership or other common equity interests of such Special Purpose Subsidiary. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Special Purpose Subsidiary issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, the Financing Subsidiary may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Special Purpose Subsidiary will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Special Purpose Subsidiary's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Note issued by the Financing Subsidiary with respect thereto. The Preferred Securities may be convertible or exchangeable into common stock of AEP.

      The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of the Financing Subsidiary (or AEP, as the case may be) and may have no cross-default provisions with respect to other indebtedness of the Financing Subsidiary (or AEP), i.e., a default under any other outstanding indebtedness of the Financing Subsidiary (or
AEP) would not result in a default under any Note or Guaranty. However, AEP and/or the Financing Subsidiary may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

      It is expected that the Financing Subsidiary's interest payments on the Notes will be deductible for federal income tax purposes and that each Special Purpose Subsidiary will be treated as either a partnership or a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and AEP (and any Investment Sub) will be deemed to have received distributions in respect of their ownership interests in the respective Special Purpose Subsidiary and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Special Purpose Subsidiary issuing such series (with the consent or at the direction of AEP) at a price equal to their par or stated value or liquidation preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that (x) such Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Special Purpose Subsidiary, or (y) it is determined that the interest payments by the Financing Subsidiary on the related Notes are not deductible for income tax purposes, or
(z) such Special Purpose Subsidiary becomes subject to regulation as an "investment company" under the Investment Company Act of 1940. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. The Financing Subsidiary also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Special Purpose Subsidiary for the Notes or other junior subordinated debt issued to such Special Purpose Subsidiary.

      In the event that any Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Special Purpose Subsidiary may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Special Purpose Subsidiary will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, the Financing Subsidiary's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Special Purpose Subsidiary is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, the Financing Subsidiary may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Special Purpose Subsidiary, after the payment of such taxes, shall result in the Special Purpose Subsidiary's having such funds as it would have had in the absence of such payment of taxes.

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of the Preferred Securities of such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

      The constituent instruments of each Special Purpose Subsidiary, including its Limited Liability Company Agreement, Limited Partnership Agreement or Trust Agreement, as the case may be, will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to the Financing Subsidiary or Investment Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities. Accordingly, it is proposed that no Special Purpose Subsidiary's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Special Purpose Subsidiary to maintain an appropriate capital structure.

      Each Special Purpose Subsidiary's constituent instruments will further state that its common stock or general partnership or other common equity interests are not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by AEP, the Financing Subsidiary and/or its Investment Sub (or permitted successor), and that AEP or the Financing Subsidiary (or permitted successor) will pay all expenses of such Special Purpose Subsidiary.

      The distribution rate to be borne by the Preferred Securities and the interest rate on the Notes will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies. Current market conditions suggest the costs for issuing long-term indebtedness with a three to five year maturity are less than or equal to the costs for issuing short-term indebtedness over the same time period.

Debt Securities

      AEP proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, AEP and/or the Financing Subsidiary may issue and sell Notes directly to public or private investors without an intervening Special Purpose Subsidiary. It is proposed that any Notes so issued will be unsecured, may be either senior or subordinated obligations of AEP or the Financing Subsidiary, as the case may be, may be convertible or exchangeable into common stock of AEP or Preferred Securities, may have the benefit of a sinking fund, may have a term of up to 50 years, may have fixed or adjustable rates of interest which may be reset by predetermined methods such as auction, remarketing, put or call features and/or a formula or formulae based upon certain reference rates and otherwise will have terms and provisions substantially as described hereinabove (the "Debt Securities"). Debt Securities of the Financing Subsidiary will have the benefit of a guarantee or other credit support by AEP. AEP will not issue the Debt Securities, either directly or through the Financing Subsidiary, unless it has evaluated all relevant financial considerations (including, without limitation, the cost of equity capital) and has determined that to do so is preferable to issuing common stock or short-term debt. Current market conditions suggest the costs for issuing long-term indebtedness with a three to five year maturity are less than or equal to the costs for issuing short-term indebtedness over the same time period.

      The interest rate on the Debt Securities will not exceed the greater of
(i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

Stock Purchase Contracts, Stock Purchase Units and Common Stock

      It is proposed that AEP or the Financing Subsidiary may issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), including contracts obligating holders to purchase from AEP and/or AEP to sell to the holders, a specified number of shares or aggregate offering price of AEP common stock at a future date. The consideration per share of common stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a stock purchase contract and debt and/or preferred securities of AEP and/or debt obligations of nonaffiliates, including U.S. Treasury securities, securing holders' obligations to purchase the common stock of AEP under the Stock Purchase Contracts. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

      It is further proposed that AEP may issue and sell its common stock ("Common Stock") other than as a component or in satisfaction of a Stock Purchase Contract or Stock Purchase Unit ("Direct Sales") (i) through solicitations of proposals from underwriters or dealers; (ii) through negotiated transactions with underwriters or dealers; (iii) directly to a limited number of purchasers or to a single purchaser; and/or (iv) through agents. The price applicable to shares sold in any such transaction will be based on several factors, including the current market price of the common stock and prevailing capital market conditions. AEP is authorized under its restated articles of incorporation to issue 600,000,000 shares of common stock ($6.50 par value), of which 322,024,714 were issued and outstanding as of February 1, 2001. As of September 30, 2001, AEP's consolidated capitalization consisted of 63.0% indebtedness, 0.7% preferred stock, 1.3% mandatorily redeemable preferred securities and 35.0% common equity.

      For purposes of determining compliance with the financing limitation set out herein, with respect to Direct Sales Stock Purchase Contracts and/or Stock Purchase Units, cash proceeds to AEP at time of issuance shall count against the financing limitation.

Interest Rate Hedges

           AEP requests authorization for it and/or the Financing Subsidiary to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service. Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. AEP and/or the Financing Subsidiary will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

Anticipatory Hedges

      In addition, AEP requests authorization for it and/or the Financing Subsidiary to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. AEP and/or the Financing Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. AEP may decide to lock in interest rates and/or limit its exposure to interest rate increases. AEP represents that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. AEP will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.2

Use of Proceeds

      The proceeds of any financing by the Financing Subsidiary or any Special Purpose Subsidiary will be remitted, paid as a dividend, loaned or otherwise transferred to AEP or its designee. The proceeds of the Preferred Securities, Debt Securities, Stock Purchase Contracts and Stock Purchase Units will be used to acquire the securities of associate companies and interests in other businesses, including interests in EWGs and FUCOs, or in any transactions permitted under the Act and for other general corporate purposes, including the reduction of short-term indebtedness. No proceeds will be used to purchase generation assets currently owned by AEP or any affiliate unless such purchase has been approved by order of this Commission pursuant to File No. 70-9785 or other similar applications. AEP had approximately $3.6 billion outstanding short-term indebtedness as of September 30, 2001. AEP represents that no financing proceeds will be used to acquire the equity securities of any company or any interest in other businesses unless such acquisition has been approved by the Commission in this proceeding or in File No. 70-9353 or is in accordance with an available exemption under Sections 32, 33 and 34 of the Act or Rule 58 under the Act. AEP does not seek in this proceeding any increase in the amount it is permitted to invest in EWGs and FUCOs.

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by December , 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.



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1 The proposed terms and conditions of the Interest Rate Hedges and
Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See Entergy Corporation, HCAR No. 27371 (April 3, 2001); New Century Energies, Inc., et al., HCAR No. 27000 (April 7, 1999); and Ameren Corp., et al., HCAR No. 27053 (July 23, 1999).

2 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See Entergy Corporation, HCAR No. 27371 (April 3, 2001); New Century Energies, Inc., et al., HCAR No. 27000 (April 7, 1999); and Ameren Corp., et al., HCAR No. 27053 (July 23, 1999).